UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-96589

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: May 4, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Aces Wired, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	12225 Greenville Avenue, Suite 861

City, State and Zip Code:	Dallas, Texas 75243

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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□	| | | |	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|
	|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

As previously disclosed in a current report on Form 8-K, which we filed with the Commission on May 22, 2008, on May 21, 2008, law enforcement agencies in Texas shutdown all of the gaming amusement centers we were was then operating in Texas. In conjunction with the shutdown, the authorities also seized all of the accounting records at our corporate offices and the personal computers and computer servers on which our accounting systems and related electronic databases were stored.

Our Form 10-QSB for the quarterly period ended May 4, 2008 could not be filed within the prescribed time period without unreasonable effort or expense due to: 1) our having to restore and recreate, as necessary, our accounting systems and records; and 2) our having to review and analyze the effects on our future consolidated results of operations and financial position caused by the shutdown. The shutdown effectively suspended all of the operations of one of our two reporting segments, which segment generated almost 56% of our consolidated net revenue for the subject quarterly period.

While we continue to dedicate significant resources to completing the disclosures and the subject Form 10-QSB, we presently do not believe that such Form 10-QSB will be filed before the end of the extended deadline; however, we expect that the Form 10-QSB will be filed within ten (10) calendar days after the date hereof.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Christopher C. Domijan	(214)	261-1963
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If the answer is no identify report(s).

YES  ☒ NO  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES  ☒ NO  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As will be discussed in the forthcoming Form 10-QSB, the scope of our operations was significantly different for the quarter ended May 4, 2008 compared to the corresponding period for the prior fiscal year. Accordingly, we expect to report significantly different operating results for the quarter ended May 4, 2008 from the quarter ended April 29, 2007. We had net earnings of approximately $704,000 on net revenue of $8.7 million for the 13-week period ended May 4, 2008 compared to a net loss of approximately $1,033,000 on net revenue of $5.6 million for the 13-week period ended April 29, 2007. The principal difference between the results of operations for the comparable 13-week periods of 2008 and 2007 was due to the improvement in the financial performance of our amusement-with-prize business segment, which is the business segment that was shutdown on May 21, 2008. That business segment had pretax earnings of $1.2 million for the 13-week period ended May 4, 2008 compared to a pretax loss of $0.5 million for the 13-week period ended April 29, 2007. We do not allocate income taxes to our operating segments. The adverse financial results of the shutdown of our amusement-with-prize business segment will be disclosed in the forthcoming Form 10-QSB as a subsequent event, and the associated pretax losses, which we currently estimate might be as much as $11 million, will be recognized in our consolidated operating results for the third quarterly period ending August 3, 2008.

Aces Wired, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2008	By:	/s/ Kenneth R. Griffith
Kenneth R. Griffith
President and Chief Executive Officer